Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

September 18, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Laura Nicholson

Re:	New Era Energy & Digital, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 18, 2025 File No. 001-42433

Dear Mr. Levenberg and Ms. Nicholson:

On behalf of our client, New Era Energy & Digital, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 5, 2025 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A. Contemporaneously, we are filing the Amendment No. 1 to the Preliminary Proxy Statement on Scehdule 14A via Edgar (the “Amendment”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 18, 2025 Page 2

Preliminary Proxy Statement filed August 18, 2025

Proposal One - Approval of an Amendment to Increase the Authorized Capital Stock, page 5

1.	We note your disclosure regarding the Fourth Amended and Restated Equity Purchase Facility Agreement (the “Amended EPFA”) pursuant to which you have the right to sell to an investor up to $1.0 billion in common stock. Please revise to identify such investor.

Response: In response to the Staff’s comments, we have identified the investor in the text of Proposal 2 and elsewhere throughout the Amendment.

2.	We note your disclosure that the increase in the newly authorized Common Stock (i) would permit you to sell an increased number of shares of Common Stock to the investor pursuant to the Amended EPFA, (ii) provides sufficient shares of Common Stock for issuance upon the conversion of the Convertible Notes and (iii) provides sufficient shares of Common Stock for issuance upon exercise of the Warrants. Please revise to disclose the number of shares that may be issued under the Amended EPFA, upon conversion of the Convertible Notes and upon exercise of the Warrants. Please also disclose any related assumptions. Please ensure that such disclosure includes the maximum number of shares issuable. In that regard, we note your disclosure in your quarterly report on Form 10-Q for the quarterly period ended June 30, 2025 regarding floor price reset provisions. Also revise your disclosure in the section “Proposal Two - Approval of the Issuance of Additional Shares Issuable Pursuant to the EPFA” to provide such information regarding the shares issuable under the Amended EPFA.

Response: In response to the Staff’s comment, we have revised pages 6 and 9 of the Amendment to disclose the maximum number of shares that may be issued under the Amended EPFA, upon conversion of the Convertible Notes and upon exercise of the Warrants. We are also disclosed the related assumptions.

3.	Please revise to discuss the dilutive impact of potential issuances under the Amended EPFA, upon conversion of the Convertible Notes and upon exercise of the Warrants.

Response: In response to the Staff’s comment, we have revised pages 7 and 10 to discuss the dilutive impact of the issuances under the Amended EPFA, upon conversion of the Convertible Notes and upon exercise of the Warrants.

United States Securities and Exchange Commission September 18, 2025 Page 3

Please call me at 212-407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane, Esq.
Alexandria Kane, Esq.
Partner

cc:	E. Will Gray